Exhibit 10.44

MARK P. FRISSORA	HERTZ GLOBAL HOLDINGS, INC.
CHAIRMAN OF THE BOARD	225 BRAE BOULEVARD, PARK RIDGE, NJ 07656-0713
CHIEF EXECUTIVE OFFICER	PHONE:	(201) 307-2800
	FAX:	(201) 307-2603
E-MAIL: mfrissora@hertz.com

December 18, 2008

Mr. Joseph R. Nothwang

c/o The Hertz Corporation

225 Brae Boulevard

Park Ridge, NJ 07656

Dear Joe:

This letter acknowledges the discussions we have recently been having regarding your plans to retire from Hertz.  As we have discussed, we view your continued employment over the next year as one of the keys to Hertz’s success in the current challenging economic environment.  You have expressed your willingness to remain with Hertz through December 31, 2009, subject to the terms and conditions of this letter.

1.                                      Continued Employment through December 31, 2009.  Subject to the terms and conditions of this letter, you have agreed to remain employed with Hertz in your current role of Executive Vice President and President, Vehicle Rental and Leasing, The Americas and Pacific through December 31, 2009, at which time you plan to retire.

2.                                      Payment in Lieu of Severance.  As you know, Hertz and you previously agreed that, if you resigned from the company on or before June 21, 2009 because you determined that certain of your job responsibilities had been adversely affected by certain management changes, you would be entitled to receive the severance pay and benefits under the Change in Control Agreement, dated as of February 1, 2008, entered into by you and Hertz Global Holdings, Inc. (the “CIC Agreement”).  In consideration of your agreement to remain with Hertz through December 31, 2009, Hertz will pay you $3,837,708, which represents the cash severance pay to which you would have been entitled under the CIC Agreement determined as if your employment had terminated on December 31, 2008.  This payment will be made to you in a lump sum on the first payroll date occurring on or after January 1, 2009.

3.                                      Supplemental Retirement Benefits.  You currently participate in Hertz’s tax-qualified retirement plan (the “Retirement Plan”) as well as its Supplemental Retirement and Savings Plan (the “SRSP”) and Supplemental Executive Retirement Plan (“SERP II”).  We have agreed to the following with respect to your accrued benefits under these plans:

(a)           The portion of your accrued benefit under the SRSP which is grandfathered under Section 409A of the Code, will be paid to you in a lump sum within five days of the date that you execute this letter.  The amount of this payment is $3,921,858.

(b)           The remaining portion of your accrued benefit under the SRSP, which is not grandfathered, as well as your accrued benefit under SERP II will be paid to you in a lump sum on the first payroll date occurring on or after January 1, 2009.  The aggregate of these two payments is $5,283,745.  This amount also includes the enhancement to your SERP II accrued benefit under Section 4(iv)(C) of the CIC Agreement.  Your accrued benefit under these plans will be determined as if you had retired and received a lump sum payment on December 31, 2008.

(c)           You will cease to accrue benefits under the SRSP and SERP II as of December 31, 2008.  However, you will continue to participate in the Retirement Plan while you are a Hertz employee, and your accrued benefit under the Retirement Plan will be paid to you when you retire in accordance with the generally applicable terms and conditions of the Retirement Plan.

4.                                      Extended Option Exercise Period and Accelerated Vesting.  So long as you remain actively employed through December 31, 2009, (or, if earlier, the date of your termination of employment by reason of your death or permanent disability), the post-retirement exercise period applicable to your Hertz Global Holdings, Inc. stock options will be one year.  Additionally, any stock options that would vest in accordance with the terms of any such option awards during 2010, shall be accelerated and shall vest as of December 31, 2009, (or, if earlier, the date of your termination of employment by reason of your death or permanent disability), and in the case of such accelerated stock option awards, the post retirement exercise period shall be one year.

5.                                      Other Benefits.  It is the Company’s intention that any and all benefits to which you may be entitled pursuant to the CIC Agreement and letter agreement dated February 1, 2008, and which have not been accelerated by the terms of this letter agreement, shall be paid or maintained for your benefit as the case may be in accordance with the terms of the CIC Agreement and letter agreement dated February 1, 2008 following your retirement.

6.                                      Excise Tax Gross-Up Payment.  We do not expect that the indemnification for golden parachute excise taxes set forth in Section 5 of the CIC Agreement will apply to you.  However, Hertz acknowledges its continuing obligation to you under Section 5 of the CIC Agreement.

7.                                      Release.  You will execute the release of claims attached to the CIC Agreement on December 31, 2009.

8.                                      Terms and Conditions of Employment.  During the period commencing on the date of this letter and ending on December 31, 2009, you will continue to participate in the senior executive plans, programs and arrangements of Hertz and its affiliates, with the following exceptions: (1) you will not be granted any equity compensation during 2009; (2) because the payment pursuant to paragraph 2 above includes a target bonus amount, you will not receive a bonus in respect of Hertz’s 2008 fiscal year; (3) as noted in paragraph 3 above, you will cease to accrue benefits in the SRSP and SERP II as of December 31, 2008; and (4) in no event will a termination of your employment prior to December 31, 2009 (whether by you or by Hertz) entitle you to severance pay.  For the avoidance of doubt, I confirm that you will participate in any and all bonus compensation plan established for the members of the senior management team in 2009 and will be entitled to receive payment of the bonus amounts due under the terms of any such plan or plans at the time when such payments are made by the Company to the senior management team but in no event later than March 31, 2010.  In response to your request for clarification of your 2009 compensation in the event of an involuntary termination of your employment, I confirm the Company’s intention to pay your full base salary and the full amount due under all bonus compensation plans established for the members of the senior management team in accordance with the plan provision and on the basis of service through your planned retirement on December 31, 2009.

Joe, we are delighted that you have decided to remain with the company and look forward to working with you in 2009.

Sincerely,

/s/ Mark P. Frissora

Mark P. Frissora
Chairman of the Board
Chief Executive Officer